UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 4, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On May 4, 2020, the Chief Executive Officer of Hightimes Holding Corp. (the “Company” or “Hightimes”), Stormy Simon, resigned from her position as Chief Executive Officer. She will continue serving on the Company’s board of directors.

ITEM 9. OTHER EVENTS

Peter Horvath Joins as CEO

On May 4, 2020, the Company’s board of directors appointed Peter Horvath, a seasoned business executive, to serve as the Company’s Chief Executive Officer and a director. At the same time, the Company entered into an employment agreement with Mr. Horvath pursuant to which he will be paid an initial annual salary of $100,000, which will be increased to $400,000 upon the Company successfully raising a minimum of $20,000,000 in additional equity. In addition, Mr. Horvath will receive (i) 600,000 shares of restricted stock units (“RSUs”) which RSUs shall vest bi-annually in equal installments over a period of three years, and (ii) options to purchase 400,000 shares of the Company’s Class A Common Stock, which shall be granted upon the first anniversary of Mr. Horvath’s employment with the Company and will vest bi-annually over a period of three years thereafter.

A copy of the employment agreement between Mr. Horvath and the Company is attached as Exhibit 6.1 hereto and is incorporated herein by reference.

A dynamic and creative brand leader, Mr. Horvath has served in senior management roles at such companies as L Brands, Victoria’s Secret and DSW. Mr. Horvath joins Hightimes from Green Growth Brands (CSE:GGB; OTCQX:GGBXF), an Ohio-based lifestyle oriented consumer products company, where he served as the CEO from 2018-2020. From 2016-2017, Mr. Horvath served as Chief Global Commercial and Administrative Officer of American Eagle Outfitters, where he oversaw strategy, mergers and acquisitions, international sales, construction, legal and human resources. From 2012-2015, Mr. Horvath was CEO and Chairman of Mission Essential Personnel. From 2008-2010 he served as Executive Vice President and COO at L Brand’s owned Victoria’s Secret, and from 1985-2004 served as Senior Vice President, Enterprise Merchandise Planning and Allocation at Limited Brands. From 2005-2008, Mr. Horvath served as President of DSW, where he was responsible for all areas of the business including marketing, finance, investor relations, real estate, store design and construction, merchandise planning, distribution and logistics. Mr. Horvath has a Bachelor of Business Administration from Boston University School of Management and a Master of Science in Finance from Fairfield University.

A copy of the press release announcing the appointment of Mr. Horvath is attached as Exhibit 15.1 hereto.

The information contained herein, including Exhibit 15.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference into any of our Securities and Exchange Commission filings, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Current Report on Form 1-U and Exhibit 15.1 constitutes material investor information that is not otherwise publicly available.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	May 6, 2020

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Letter Agreement, dated May 3, 2020, between Hightimes Holding Corp. and Peter Horvath.

15.1	Press release dated May 6, 2020

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